Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

ENTRY INTO DEFINITIVE AGREEMENT
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

ENTRY INTO DEFINITIVE AGREEMENT

Infosys Limited (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On August 3, 2017, Infosys announced that it had entered into a definitive agreement to acquire Brilliant Basics Holding Limited, a London-based product design and customer experience (CX) innovator. The disclosure made to the stock exchanges with the press release announcing the execution of the definitive agreement is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ Manikantha A.G.S

Date: August 3, 2017	Manikantha A.G.S Company Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Disclosure made to stock exchanges dated August 3, 2017